EXHIBIT 5.1

[Morrison & Foerster LLP Letterhead]

June 18, 2004

PLX Technology, Inc.
870 Maude Avenue
Sunnyvale, CA 94085

Ladies and Gentlemen:

        At your request, we have examined the registration statement on Form S-3 filed by PLX Technology, Inc., a Delaware corporation (the "Company"), with the Securities and Exchange Commission in June 2004 (the "Registration Statement"), relating to the registration under the Securities Act of 1933, as amended, of the resale by the holders thereof of 3,463,648 shares of the Company's common stock, $0.001 par value per share (the "Common Stock") issued or issuable as consideration to the shareholders of NetChip Technology, Inc. for the Company's acquisition of NetChip Technology, Inc. (the "Merger") (including shares of Common Stock issuable pursuant to the Earn-Out Payment, as such term is defined in the Agreement and Plan of Reorganization dated as of March 8, 2004 (the "Merger Agreement")). The Common Stock is being offered by certain selling stockholders specified in the Registration Statement (the "Selling Stockholders").

        As counsel to the Company, we have examined the proceedings taken by the Company and the Selling Stockholders in connection with the registration, offer and sale of the Common Stock. It is our opinion that (i) the shares of Common Stock issued to the shareholders of NetChip Technology, Inc. pursuant to the Merger have been legally and validly issued and are fully paid and nonassessable, and (ii) the shares of Common Stock when issued pursuant to the Earn-Out Payment, under the Merger Agreement, to the shareholders of NetChip Technology, Inc. will be legally and validly issued, fully paid and nonassessable.

        We consent to the use of this opinion as an exhibit to the Registration Statement and further consent to all references to us in the Registration Statement, the prospectus constituting a part thereof and any amendments thereto.

                      Very Truly Yours,

                      /s/ Morrison & Foerster LLP